UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 23, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hasbro, Inc.

File No. 1-06682 - CF#23893

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Hasbro, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form to a Form 10-Q filed on July 31, 2009, as modified by the same agreement refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on October 30, 2009.

Based on representations by Hasbro, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through October 1, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief - Legal